Exhibit 17.4

December 11, 2017

To the Members of the Board of Directors of

ActiveCare, Inc.

This letter shall serve as formal notice of my resignation, effective immediately, from my position as Executive Chairman of the Board of ActiveCare, Inc. (the “Company”) while acknowledging that I will continue to serve the Company as a director and Executive Vice President. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Jeffrey Peterson
Jeffrey Peterson